                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 2003

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                              FINANCIAL STATEMENTS
                                DECEMBER 31, 2003



                                      INDEX


                                                                           Page

INDEPENDENT AUDITORS' REPORT                                                1-2

FINANCIAL STATEMENTS

  Statement of Net Assets Available for
    Benefits, December 31, 2003                                             3-4

  Statement of Net Assets Available for
    Benefits, December 31, 2002                                              5

  Statement of Changes in Net Assets
    Available for Benefits, Year
    Ended December 31, 2003                                                 6-8

  Notes to the Financial Statements                                        9-18

SUPPLEMENTAL SCHEDULE

  Schedule of Assets Held for Investment Purposes                           19

                          Independent Auditors' Report



Participants, Board of Trustees and
  Administrator of Artesian Resources Corporation
  Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Artesian Resources Corporation Retirement Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Artesian Resources Corporation Retirement Plan as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

                     Independent Auditors' Report (Cont'd.)


Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ McBride, Shopa & Co.



Wilmington, Delaware
June 23, 2004

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                             STATEMENT OF NET ASSETS
                             AVAILABLE FOR BENEFITS
                                DECEMBER 31, 2003

                                                                  Participant Directed
                          ----------------------------------------------------------------------------------------------------------

                                        Growth Fund   Columbia                                               Gartmore   Lord Abbett
                           Columbia     of America    Mid Cap      Calamos    Dodge & Cox    Dodge & Cox      Morley      Mid-Cap
                           Acorn Z          A         Value A      Growth A     Balanced        Stock       Stable Adv    Value A
                           --------    ------------   --------     --------   -----------    -----------    ----------  -----------
Assets:
   Cash                   $      --    $        --    $     --    $      --     $     --     $        --   $        --   $      --

   Registered Investment
     Companies              284,331      3,322,330      27,782      234,059       28,946       2,018,405     1,078,085     157,086

   Employer Securities           --             --          --           --           --              --            --          --

   Participant Loans             --             --          --           --           --              --            --          --
                          ---------    -----------    --------    ---------     --------     -----------   -----------   ---------
Total Investments           284,331      3,322,330      27,782      234,059       28,946       2,018,405     1,078,085     157,086

Amount due from employer         --         43,794          --           --           --          15,264            --          --
                          ---------    -----------    --------    ---------     --------     -----------   -----------   ---------
Net assets available
  for benefits            $ 284,331    $ 3,366,124    $ 27,782    $ 234,059     $ 28,946     $ 2,033,669   $ 1,078,085   $ 157,086
                          =========    ===========    ========    =========     ========     ===========   ===========   =========

See accompanying notes to the financial statements.

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                             STATEMENT OF NET ASSETS
                             AVAILABLE FOR BENEFITS
                                DECEMBER 31, 2003

                                                                 Participant Directed
                           ---------------------------------------------------------------------------------------------------------
                                         PIMCO      Royce
                                         Total       Low-                             Managed    Artesian
                           Davis NY     Return      Priced    Templeton   Liquidity   Income    Resources   Participant
                           Venture A     Admin      Stock     Foreign R     Fund     Portfolio   Corp. A       Loans        Total
                           ---------    ------     --------   ---------   ---------  ---------  ---------   -----------    -------
Assets:
   Cash                   $        --  $      --  $      --   $      --   $ 14,691   $ 8,833   $        --   $      --  $     23,524

   Registered Investment
     Companies              3,602,722    988,513    222,538     735,866         --        --            --          --    12,700,663

   Employer Securities             --         --         --          --         --        --     1,776,875          --     1,776,875

   Participant Loans               --         --         --          --         --        --            --     333,577       333,577
                          -----------  ---------  ---------   ---------   --------   -------   -----------   ---------  ------------
Total Investments           3,602,722    988,513    222,538     735,866     14,691     8,833     1,776,875     333,577    14,834,639

Amount due from employer           --         --         --      43,793     31,725        --            --          --       134,576
                          -----------  ---------  ---------   ---------   --------   -------   -----------   ---------  ------------
Net assets available
  for benefits            $ 3,602,722  $ 988,513  $ 222,538   $ 779,659   $ 46,416   $ 8,833   $ 1,776,875   $ 333,577  $ 14,969,215
                          ===========  =========  =========   =========   ========   =======   ===========   =========  ============

See accompanying notes to the financial statements.

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                             STATEMENT OF NET ASSETS
                             AVAILABLE FOR BENEFITS
                                DECEMBER 31, 2002

                                                                          Participant Directed
                            ------------------------------------------------------------------------------------------------------
                                                                     Fidelity Family of Mutual Funds
                            ------------------------------------------------------------------------------------------------------

                                                                            Managed
                               Equity        Aggressive                     Income      Intermediate    Diversified     Artesian
                             Income II         Growth        Puritan       Portfolio        Bond           Int'l           A
                             ---------       ----------      -------       ---------    ------------    -----------     --------
Assets:
   Cash                     $    15,983     $     7,360     $   1,426     $    27,924     $ 116,257      $   3,487     $       269

   Investments, at fair
     value--Common/
     Collective Trusts               --              --            --         980,704            --             --              --

   Registered Investment
     Companies                3,625,183       2,320,725       878,297              --       877,495        434,607              --

   Employer Securities               --              --            --              --            --             --       1,122,290

   Participant Loans                 --              --            --              --            --             --              --
                            -----------     -----------     ---------     -----------     ---------      ---------     -----------
Total Investments             3,641,166       2,328,085       879,723       1,008,628       993,752        438,094       1,122,559

Amount due from employer             --              --            --          69,680            --             --          15,714
                            -----------     -----------     ---------     -----------     ---------      ---------     -----------
Net assets available
  for benefits              $ 3,641,166     $ 2,328,085     $ 879,723     $ 1,078,308     $ 993,752      $ 438,094     $ 1,138,273
                            ===========     ===========     =========     ===========     =========      =========     ===========


                            Participant
                               Loans           Total
                            -----------      ---------
Assets:
   Cash                      $      --     $    172,706

   Investments, at fair
     value--Common/
     Collective Trusts              --          980,704

   Registered Investment
     Companies                      --        8,136,307

   Employer Securities              --        1,122,290

   Participant Loans           320,720          320,720
                             ---------     ------------
Total Investments              320,720       10,732,727

Amount due from employer            --           85,394
                             ---------     ------------
Net assets available
  for benefits               $ 320,720     $ 10,818,121
                             =========     ============

See accompanying notes to the financial statements.

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS
                          YEAR ENDED DECEMBER 31, 2003

                                                             Participant Directed
                            -------------------------------------------------------------------------------------------
                                                        Fidelity Family of Mutual Funds
                            -------------------------------------------------------------------------------------------
                                                                              Managed
                            Equity Income     Aggressive                      Income      Intermediate     Diversified
                                 II             Growth        Puritan        Portfolio        Bond        International
                            -------------     ----------      -------        ---------    ------------    -------------
Additions to Net Assets
  attributed to:

Investment income: Net
   appreciation
   (depreciation) of
   investments              $    195,956     $     99,549    $   23,369     $         --    $   (4,088)    $    7,091
Dividends                             --               --            --               --           699             --
Interest                              --               --            --           15,007            --             --

Contributions
   Participants                       --               --            --               --            --             --
   Employer                           --               --            --          (69,680)           --             --
                            ------------     ------------    ----------     ------------    ----------     ----------
                                 195,956           99,549        23,369          (54,673)       (3,389)         7,091

Deductions from Net Assets
   attributed to:

Administrative expenses               --            2,596            --               --            --             17
Participant distributions         15,983            7,360         1,426            3,215       116,257          3,487
                            ------------     ------------    ----------     ------------    ----------     ----------
   Total deductions               15,983            9,956         1,426            3,215       116,257          3,504
                            ------------     ------------    ----------     ------------    ----------     ----------
Net increase (decrease)
   prior and inter-fund
   transfers                     179,973           89,593        21,943          (57,888)     (119,646)         3,587
Inter-fund transfers          (3,821,139)      (2,417,678)     (901,666)      (1,011,587)     (874,106)      (441,681)
                            ------------     ------------    ----------     ------------    ----------     ----------
Net increase (decrease) in
   plan assets                (3,641,166)      (2,328,085)     (879,723)      (1,069,475)     (993,752)      (438,094)
Net assets available for
   benefits-beginning of
   year                        3,641,166        2,328,085       879,723        1,078,308       993,752        438,094
                            ------------     ------------    ----------     ------------    ----------     ----------
Net assets available for
   benefits-end of year     $         --     $         --    $       --     $      8,833    $       --     $       --
                            ============     ============    ==========     ============    ==========     ==========


See accompanying notes to the financial statements.

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS
                          YEAR ENDED DECEMBER 31, 2003

                                                                  Participant Directed
                           ---------------------------------------------------------------------------------------------------------

                                        Growth Fund   Columbia                                               Gartmore   Lord Abbett
                           Columbia     of America    Mid Cap      Calamos    Dodge & Cox    Dodge & Cox      Morley      Mid-Cap
                           Acorn Z          A         Value A      Growth A     Balanced        Stock       Stable Adv    Value A
                           --------    ------------   --------     --------   -----------    -----------    ----------  -----------
Additions to Net Assets
  attributed to:

Investment income: Net
   appreciation
   (depreciation) of
   investments             $  71,851    $   752,448  $  4,183      $  55,394    $  3,127    $   427,403    $    23,966    $  32,202
Dividends                        252            820        --             --         635         39,653             --        2,326
Interest                          --             --        --             --          --             --             --           --

Contributions
   Participants               18,406        192,375     7,742         30,742      13,281         91,554         54,600       20,392
   Employer                   30,401        136,335     2,661         33,924       4,212         77,352         60,930        8,340
                           ---------    -----------  --------      ---------    --------    -----------    -----------    ---------
                             120,910      1,081,978    14,586        120,060      21,255        635,962        139,496       63,260

Deductions from Net Assets
  attributed to:

Administrative expenses           --             --        --             --          --             --             --           --
Participant distributions      5,104        113,515        46          3,928       2,164         27,419         65,489        3,389
                           ---------    -----------  --------      ---------    --------    -----------    -----------    ---------
   Total deductions            5,104        113,515        46          3,928       2,164         27,419         65,489        3,389
                           ---------    -----------  --------      ---------    --------    -----------    -----------    ---------
Net increase (decrease)
   prior to inter-fund
   transfers                 115,806        968,463    14,540        116,132      19,091        608,543         74,007       59,871
Inter-fund transfers         168,525      2,397,661    13,242        117,927       9,855      1,425,126      1,004,078       97,215
                           ---------    -----------  --------      ---------    --------    -----------    -----------    ---------
Net increase (decrease) in
   plan assets               284,331      3,366,124    27,782        234,059      28,946      2,033,669      1,078,085      157,086
Net assets available for
   benefits-beginning of
   year                           --             --        --             --          --             --             --           --
                           ---------    -----------  --------      ---------    --------    -----------    -----------    ---------
Net assets available for
   benefits-end of year    $ 284,331    $ 3,366,124  $ 27,782      $ 234,059    $ 28,946    $ 2,033,669    $ 1,078,085    $ 157,086
                           =========    ===========  ========      =========    ========    ===========    ===========    =========

See accompanying notes to the financial statements.

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS
                          YEAR ENDED DECEMBER 31, 2003

                                                                 Participant Directed
                             -------------------------------------------------------------------------------------------------------
                                            PIMCO       Royce
                                            Total        Low-                                   Artesian
                             Davis NY      Return       Priced     Templeton     Liquidity     Resources    Participant
                             Venture A      Admin       Stock      Foreign R       Fund         Corp. A        Loans       Total
                             ---------     ------      --------    ---------     ---------     ---------    -----------   -------
Additions to Net Assets
  attributed to:

Investment income: Net
   appreciation
   (depreciation) of
   investments              $   772,181   $   2,779   $  61,984     $ 148,794   $        --   $   496,554    $      --  $  3,174,743
Dividends                        23,935      42,182         958        12,138        48,567            --           --       172,165
Interest                             --          --          --            --            --            --       23,279        38,286

Contributions
   Participants                 117,597      82,734      19,533        30,449        71,163            --           --       750,568
   Employer                     151,832     101,658      29,653        64,605        43,435       (16,075)          --       659,583
                            -----------   ---------   ---------     ---------   -----------   -----------    ---------  ------------
                              1,065,545     229,353     112,128       255,986       163,165       480,479       23,279     4,795,345

Deductions from Net Assets
  attributed to:

Administrative expenses              --          --          --            --            --            --           --         2,613
Participant distributions       136,410      21,822       4,142        22,994             8        62,163       25,317       641,638
                            -----------   ---------   ---------     ---------   -----------   -----------    ---------  ------------
   Total deductions             136,410      21,822       4,142        22,994             8        62,163       25,317       644,251
                            -----------   ---------   ---------     ---------   -----------   -----------    ---------  ------------
Net increase (decrease)
   prior and inter-fund
   transfers                    929,135     207,531     107,986       232,992       163,157       418,316       (2,038)    4,151,094
Inter-fund transfers          2,673,587     780,982     114,552       546,667      (116,741)      220,286       14,895            --
                            -----------   ---------   ---------     ---------   -----------   -----------    ---------  ------------
Net increase (decrease) in
   plan assets                3,602,722     988,513     222,538       779,659        46,416       638,602       12,857     4,151,094
Net assets available for
   benefits-beginning of
   year                              --          --          --            --            --     1,138,273      320,720    10,818,121
                            -----------   ---------   ---------     ---------   -----------   -----------    ---------  ------------
Net assets available for
   benefits-end of year     $ 3,602,722   $ 988,513   $ 222,538     $ 779,659   $    46,416   $ 1,776,875    $ 333,577  $ 14,969,215
                            ===========   =========   =========     =========   ===========   ===========    =========  ============

See accompanying notes to the financial statements.

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 2003




NOTE  1           DESCRIPTION OF THE PLAN

                  GENERAL

                  Effective July 1, 1984, Artesian Resources Corporation (the "Company") established the Artesian Resources Corporation Retirement Plan (the "Plan") as a defined contribution retirement plan for its employees. Pursuant to Internal Revenue Code ("IRC") Section 401(k), the Plan permits employees to exclude contributions to the Plan from their current taxable income, subject to certain limits. The Plan is administered by a Committee of Trustees, which consists of five members appointed by the Company's Board of Directors. Plan administration expenses may be paid out of the plan unless paid by the Company. The Company paid all such expenses incurred during 2003.


                  PARTICIPATION, VESTING AND WITHDRAWALS

                  Generally, all employees are eligible for Plan participation after attaining age 21 and completing 1,000 hours of service during a one-year period. Employees may elect to make tax-deductible contributions up to a maximum of 15 percent of their compensation; however, such contributions may not exceed the IRC limitation of $12,000 ($14,000 for participants age 55 and older) for all deferrals under all plans in 2003 (basic contribution). For every dollar an employee contributes up to 6 percent of compensation, the Company will provide a 50 percent matching contribution. In each Plan year, the Company may make a discretionary contribution to the Plan based on up to 2 percent of compensation for all employees eligible to participate in the Plan. The full discretionary contribution was made for 2003.

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 2003




                  DESCRIPTION OF THE PLAN (CONT'D.)

                  PARTICIPATION, VESTING AND WITHDRAWALS (CONT'D.)

                  The Company's Board of Directors, at its sole discretion, may make an additional discretionary contribution. No additional discretionary contributions were made for 2003.

                  Participant contributions, and the related earnings, are fully vested. Company contributions, and the related earnings, vest as follows:

                           Years of Service                  Vested Percentage
                           ----------------                  -----------------

                           Less than 2                                0%
                           2 but less than 3                         20%
                           3 but less than 4                         40%
                           4 but less than 5                         60%
                           5 but less than 6                         80%
                           6 years or more                          100%

                  Any forfeitures of non-vested contributions are offset against required Company contributions. Withdrawals may generally commence without penalty upon attaining age 59 1/2 or for situations involving hardship, as defined in the Plan and the IRC.

                  The Company also sponsored another defined contribution plan for its employees, the Supplemental Plan, which was merged into the Plan on March 31, 2000. The contribution and vesting guidelines for the participants of the Supplemental Plan continued and consist of the following:

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 2003




                  DESCRIPTION OF THE PLAN (CONT'D.)

                  PARTICIPATION, VESTING AND WITHDRAWALS (CONT'D.)

                      o Only employees as of April 26, 1994 are eligible for participation.

                      o A service contribution is made by the Company to the Plan for all eligible participants each quarter based upon each employee's years of service and current compensation in accordance with the following schedule:

                          Years of Service                   % of Compensation
                          ----------------                   -----------------

                                1-5                                  2%
                                6-10                                 4%
                               11-20                                 5%
                              over 20                                6%

                      o Participant contributions, and the related earnings thereon, are fully vested at all times. Company contributions, and the related earnings thereon, vest as follows:

                          Years of Service                   Vested Percentage
                          ----------------                   -----------------

                          Less than 2                                0%
                          2 but less than 3                         20%
                          3 but less than 4                         40%
                          4 but less than 5                         60%
                          5 but less than 6                         80%
                          6 years or more                          100%

                      o Forfeitures are offset against required Company contributions. Any participant who separates from the Company for any reason, shall be entitled to receive the vested interest in their account.

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 2003




                  DESCRIPTION OF THE PLAN (CONT'D.)

                  INVESTMENT ELECTIONS

                  Participants may allocate basic and matching contributions among the various mutual fund investments and/or Artesian Resources Class A non-voting common stock.

                  Participants may elect an allocation among one or more of the investment funds in multiples of one (1) percent with a minimum investment of one (1) percent in any selected fund. Discretionary Company contributions are invested by the Trustee in a uniform manner for all participants.


                  LOANS

                  Participants may borrow from the Plan under the following guidelines:

                      - A participant may borrow as much as 50 percent of his or her account balance, subject to certain minimum and maximum limitations as defined in the Plan.

                      - Loans are repaid over a period not to exceed 5 years, unless the loan is to buy, build or substantially rehabilitate the borrower's principal residence.

                      - The participant's account balance is secured as collateral when the loan is executed. If a participant defaults on a loan, the loan is treated as a distribution from the plan to the participant.

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 2003




                  DESCRIPTION OF THE PLAN (CONT'D.)

                  LOANS (CONT'D.)

                      - Interest rates on loans are prime plus one percent at the date of the loan.

                      - As loans are repaid to the plan, the total payment, principal plus interest, is credited back to the participants account.

                  As disclosed in the Statement of Changes in Net Assets Available for Benefits, the net interfund transfer into Participant Loans for the year ended December 31, 2003 was made up of:

                                                                         2003
                                                                       --------

                          New loans                                    $131,589
                          Loan repayments                               (93,415)
                          Transfer of interest income                   (23,279)
                                                                       --------
                                                                       $ 14,895
                                                                       ========

                  BENEFITS

                  Participants are entitled to a benefit payment equal to the amount credited to their accounts upon retirement, upon permanent disability, at age 59 1/2, or upon termination of employment or death. In the event of death of a participant, a death benefit payment is made to the participant's beneficiary. In the event of termination, distributions of less than $5,000 must be made in a lump sum. All other distributions may be made in the form of a joint and survivor annuity, installments or in a lump sum subject to certain restrictions as defined in the Plan.

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 2003




                  DESCRIPTION OF THE PLAN (CONT'D.)

                  TERMINATION

                  The Company may amend or terminate the Plan. In the event of Plan termination, the accounts of all participants affected shall become fully vested and nonforfeitable. Assets remaining in the Plan may be immediately distributed to the participants, inactive participants and beneficiaries in proportion to their respective account balances; or the trust may be continued with distributions made at such time and in such manner as though the Plan had not been terminated.


                  CHANGE IN AVAILABLE FUNDS AND RECORDKEEPERS

                  During 2002, the Plan's Committee of Trustees unanimously approved changing the investment funds and third-party administrators (TPA). On January 7, 2003, the funds were sold, and most of the cash was transferred to the new TPA as of December 31, 2003, $8,833 remained in Fidelity Cash Reserves of the Fidelity Managed Income Portfolio (the former TPA).



NOTE  2           SIGNIFICANT ACCOUNTING POLICIES

                  BASIS OF ACCOUNTING

                  For financial reporting purposes, the assets and liabilities of the Plan are reflected on the accrual basis of accounting.

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 2003





                  SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

                  USE OF ESTIMATES

                  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.


                  INVESTMENT VALUATION AND INCOME RECOGNITION

                  Plan assets held in mutual fund investments and Artesian Resources Corp. Class A non-voting common stock are unsecured and are valued at fair value based on quoted market prices.

                  In accordance with the policy of stating investments at fair value, net unrealized appreciation (depreciation) for the year is included in the statement of changes in net assets available for benefits. Participant loans are valued at cost which approximates fair value.

                  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 2003




                  SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

                  PARTICIPANT DISTRIBUTIONS

                  Participant distributions are recorded when paid.


                  INCOME TAXES

                  The Internal Revenue Service has determined and informed the Company by a letter dated March 19, 2002, that the original Plan plus amendments is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code.



NOTE  3           CREDIT RISK

                  The Plan has $23,524 in mutual fund money market accounts at December 31, 2003 ($172,706 in 2002). These funds are fully insured by the Securities Investor Protection Corporation
                  (SIPC).



NOTE  4           MARKET RISK

                  All investments in the Plan, including holdings in Artesian "A" Common Stock, are subject to market risk.

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 2003




NOTE  5           INVESTMENTS REPRESENTING 5% OR MORE OF NET ASSETS
                    AVAILABLE FOR BENEFITS

                  The following investments each represent 5% or more of the net assets available for benefits at December 31, 2003:

                               American Funds Growth Fund of America A
                               Dodge & Cox Stock
                               Gartmore Morley Stable Adv
                               Davis NY Venture
                               PIMCO Total Return Admin
                               Templeton Foreign R
                               Artesian "A" Common Stock

                  Amounts allocated to withdrawing participants are reported on the Schedule H of Form 5500 for benefit claims that have been processed and approved for payment prior to December 31st but not yet paid as of that date.



NOTE  6           RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H
                    OF FORM 5500

                  The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2003 and 2002 to Schedule H of Form 5500:

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 2003




                  RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H
                    OF FORM 5500 (CONT'D.)

                                                      2003             2002
                                                   -----------      -----------

                      Net assets available
                      for benefits per the
                      financial statements         $14,969,215      $10,818,121

                      Amounts allocated to
                      withdrawing participants          (5,044)        (153,040)
                                                   -----------      -----------

                      Net assets available for
                      benefits per Schedule H
                      to the Form 5500             $14,964,171      $10,665,081
                                                   ===========      ===========


                  The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2003 to Schedule H of Form 5500:

                      Benefits paid to participants
                      per the financial statements                  $   641,638

                      Add:   Amounts allocated to
                      withdrawing participants at
                      December 31, 2003                                   5,044

                      Less:  Amounts allocated to
                      withdrawing participants at
                      December 31, 2002                                (153,040)
                                                                    -----------

                      Benefits paid to participants
                      per Schedule H of Form 5500                   $   493,642
                                                                    ===========

                              SUPPLEMENTAL SCHEDULE

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                         EIN: 51-0002090, PLAN NO.: 003
            SCHEDULE H, PART IV, LINE 4i: SCHEDULE OF ASSETS HELD FOR
                       INVESTMENT PURPOSES AT END OF YEAR
                             AS OF DECEMBER 31, 2003

(a) (b) Identity of issue, borrower,        (c) Description of investment including maturity date,                   (e) Current
          lessor or similar party               rate of interest, collateral, par or maturity value     (d) Cost         Value
        ----------------------------            ---------------------------------------------------     --------     -----------
        Invesmart Mutual Fund                   Columbia Acorn Z                                       $   214,386    $   284,331
        Selections                              Growth Fund of America A                                 2,598,763      3,322,330
                                                Columbia Mid Cap Value A                                    23,853         27,782
                                                Calamos Growth A                                           183,664        234,059
                                                Dodge & Cox Balanced                                        25,972         28,946
                                                Dodge & Cox Stock                                        1,594,571      2,018,405
                                                Gartmore Morley Stable Adv                               1,055,077      1,078,085
                                                Lord Abbett Mid-Cap Value A                                125,816        157,086
                                                Davis NY Venture                                         2,816,598      3,602,722
                                                PIMCO Total Return Admin                                   988,168        988,513
                                                Royce Low-Priced Stock                                     163,744        222,538
                                                Templeton Foreign R                                        584,227        735,866
                                                Fidelity Cash Reserves                                       8,833          8,833
                                                Invesmart Liquidity Fund                                    14,691         14,691
                                                                                                       -----------    -----------
                                                Total mutual funds                                      10,398,363     12,724,187

*       Artesian Resources Corporation          Class A non-voting common stock                          1,337,774      1,776,875

        Participant Loans                       Interest rates range from 5.00% to 10.50%,
                                                can borrow up to 50% of account balance,
                                                repayment terms range from 5 to 15 years,
                                                secured by account balance                                       -        333,577
                                                                                                       -----------    -----------
                                                                                                       $11,736,137    $14,834,639
                                                                                                       ===========    ===========

* Identifies the party as a "Party in Interest".